ADDITION OF AN AFFILIATED COMPANY

1. Company to be affiliated of

- Company Name : Samjung P&A Co.,Ltd
— Total Assets(KRW) : 124 Billion
— Equity Capital(KRW) : 51.9Billion
— Total Liabilities (KRW) : 72.4 Billion
— Capital Stock (KRW) : 15 Million
— Major business : Cooperation work in POSCO’s product packing,

Manufacturing and Sales of Aluminum

2. Name of company group: POSCO

3. Reasons for addition : According to Article 14 of ‘Monopoly Regulation and Fair

Trade’, Dongwoosa and Samjung P&A Co.,Ltd designated to
Enterprise Group

4. Ownership of Major shareholders after addition : POSCO 9%, Dongwoosa 27.7%

Postech 5%

5. Total number of affiliated companies after additional affiliation : 51

6. Date when addition is confirmed : July 1, 2005

- The Korea Fair Trade Commision designated Dongwoosa and Samjung P&A Co.,

Ltd as Enterprise Group subject to Limitations on Cross Shareholding on July 1, 2005